	98 SAN JACINTO BLVD. SUITE 1500 AUSTIN, TEXAS 78701-4078 TEL +1 512.322.2500 FAX +1 512.322.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

May 13, 2013 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mara L. Ransom	Laura L. Tyson TEL +1 512.322.2556 FAX +1 512.322.8377 laura.tyson@bakerbotts.com

Re:	Tallgrass Energy Partners, LP
Registration Statement on Form S-1
Filed May 6, 2013
File No. 333-187595

Ladies and Gentleman:

Set forth below is the response of Tallgrass Energy Partners, LP (the “Partnership”) to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission on May 13, 2013 with respect to the above-captioned filing.

Oral Comment: Please provide your analysis regarding whether the referral agreement between Wells Fargo Securities, LLC and Wells Fargo Advisors, LLC should be disclosed under Item 404(a) of Regulation S-K.

Response: It recently came to our attention that Wells Fargo Securities (“WFS”) planned to pay its retail brokerage affiliate, Wells Fargo Advisors (“WFA”), a small referral fee for referring the directed unit program business to WFS. However, we have since confirmed that WFS and WFA are terminating the referral agreement. As a result, no payments will be made in connection with the referral of the directed unit program, and no payments will be made to immediate family members of executive officers of the Partnership in connection therewith. As such, there are no related party transactions that would require disclosure pursuant to Item 404(a) of Regulation S-K.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (512) 322-2556.

Sincerely,

By:	/s/ Laura L. Tyson
Laura L. Tyson

cc:	David Oelman, Vinson & Elkins L.L.P.
George Rider